Exhibit 99.1

Q3 2022 Earnings Presentation

November 9, 2022







Important Disclaimers

Forward-Looking Statements

This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "may," "will," "expect," "anticipate," "continue," "estimate," "project," "believe," "plan," "should," "could," "would," "forecast," "seek," "target," "predict," and "potential," the negative of these terms, or other comparable terminology. Projected financial information, including our guidance outlook, are forward-looking statements. Forward-looking statements may also include statements about the Company's goals, business strategy and plans; the Company's financial strategy, liquidity and capital required for its business strategy and plans; the Company's competition and government regulations; general economic conditions; and the Company's future operating results. These forward-looking statements are based on information available as of the date of this presentation, and current expectations, forecasts and assumptions. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that the Company anticipates. Accordingly, forward-looking statements should not be relied upon as representing the Company's views as of any subsequent date, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Readers are cautioned not to place undue reliance on the forward-looking statements.

Forward-looking statements are subject to risks and uncertainties (many of which are beyond our control) that could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, general economic and business risks, such as downturns in customers' business cycles, disruptions in capital and credit markets and inflationary cost pressures, the Company's ability to adequately address downward pricing and other competitive pressures, the Company's insurance or claims expense, driver shortages and increases in driver compensation or owner-operator contracted rates, fluctuations in the price or availability of diesel fuel, increased prices for, or decreases in the availability of, new revenue equipment and decreases in the value of used revenue equipment, impact to the Company's business and operations resulting from the COVID-19 pandemic, seasonality and the impact of weather and other catastrophic events, the Company's ability to secure the services of third-party capacity providers on competitive terms, loss of key personnel, a failure of the Company's information systems, including disruptions or failures of services essential to our operations or upon which our information technology platforms rely, data or other security breach, or cybersecurity incidents, the Company's ability to execute and realize all of the expected benefits of its integration, business improvement and comprehensive restructuring plans, the Company's ability to realize all of the intended benefits from acquisitions or investments, the Company's ability to complete divestitures successfully, the Company's ability to generate sufficient cash to service all of the Company's indebtedness and the Company's ability to finance its capital requirements, restrictions in its existing and future debt agreements, increases in interest rates, changes in existing laws or regulations, including environmental and worker health safety laws and regulations and those relating to tax rates or taxes in general, the impact of governmental regulations and other governmental actions related to the Company and its operations, and litigation and governmental proceedings. Additional risks or uncertainties that are not currently known to us, that we currently deem to be immaterial, or that could apply to any company could also materially adversely affect our business, financial condition, or future results. For additional information regarding known material factors that could cause our actual results to differ from those expressed in forward-looking statements, please see Daseke's filings with the Securities and Exchange Commission, available at www.sec.gov, including Daseke's most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, particularly the section titled "Risk Factors".

Non-GAAP Financial Measures

This presentation includes non-GAAP financial measures for the Company and its reporting segments, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Operating Income, Adjusted Net Income (Loss), Adjusted Earnings Per Share, Adjusted Operating Ratio, Free Cash Flow, Free Cash Flow Yield, Adjusted Return on Equity and Net Debt. Please note that the non-GAAP measures included herein are not a substitute for, or more meaningful than, net income (loss), cash flows from operating activities, operating income or any other measure prescribed by GAAP, and there are limitations to using non-GAAP measures. Certain items excluded from these non-GAAP measures are significant components in understanding and assessing a company's financial performance, such as a company's cost of capital, tax structure and the historic costs of depreciable assets. Also, other companies in Daseke's industry may define these non-GAAP measures differently than Daseke does, and as a result, it may be difficult to use these non-GAAP measures to compare the performance of those companies to Daseke's performance. Because of these limitations, these non-GAAP measures should not be considered a measure of the income generated by Daseke's business or discretionary cash available to it to invest in the growth of its business. Daseke's management compensates for these limitations by relying primarily on Daseke's GAAP results and using these non-GAAP measures supplementally. You can find the reconciliation of these non-GAAP measures to the nearest comparable GAAP measures in the Appendix.

In the non-GAAP measures discussed below, management refers to certain material items that management believes do not reflect the Company's core operating performance, which management believes represents its performance in the ordinary, ongoing and customary course of its operations. Management views the Company's core operating performance as its operating results excluding the impact of items including, but not limited to, stock-based compensation, impairments, amortization of intangible assets, restructuring and business transformation costs, severance, and all income and expenses related to the Aveda Transportation and Energy Services ("Aveda") business. Management believes excluding these items enables investors to evaluate more clearly and consistently the Company's core operating performance in the same manner that management evaluates its core operating performance. Although we ceased generating revenues from our Aveda business and completed the wind-down of our Aveda operations in 2020, we continued to recognize certain income and expenses from our Aveda business in 2021 and 2022. Such income and expenses relate primarily to, but is not limited to, workers compensation claims and insurance proceeds. Previously, to provide investors with information about the Company excluding the impact of the Aveda business, the Company presented certain GAAP and non-GAAP measures appended with ex-Aveda, which represented the measure excluding the impact of the Aveda business. However, beginning in the quarter ended March 31, 2022, the Company no longer provides ex-Aveda measures because the impact of the Aveda business is no longer material or meaningful to a discussion of the Company's operating results or financial condition (e.g., the comparable period in the prior year is now after the completion of the wind-down of the Aveda business). Instead, the income and expenses from our Aveda business will be considered as items that management believes do not reflect our core operating performance. Such income and expenses can be identified in the non-GAAP reconciliations under the adjustment called "Aveda expenses, net" and "Aveda operating expenses, net".

We have not reconciled non-GAAP forward-looking measures to their corresponding GAAP measures because certain items that impact these measures are unavailable or cannot be reasonably predicted without unreasonable efforts. In particular, we have not reconciled our expectations as to forward-looking Adjusted EBITDA to net income due to the difficulty in making an accurate projection as to stock-based compensation expense. Stock-based compensation expense is affected by future hiring, turnover, and retention needs, as well as the future fair market value of our common stock and performance stock units. In addition, many of our performance stock units are classified as liabilities which vest upon the achievement of specific performance-based conditions related to the Company's financial performance over a three-year period, modified based on the Company's Relative Total Shareholder Return, all of which is difficult to predict and require quarterly adjustments to their fair value performed by outside specialists. The actual amount of the excluded stock-based compensation expense will have a significant impact on our GAAP net income; accordingly, a reconciliation of forward-looking Adjusted EBITDA to net income is not available without unreasonable efforts.

Daseke defines:

EBITDA as net income (loss) plus (i) depreciation and amortization, (ii) interest, and (iii) income taxes. **Adjusted EBITDA** as net income (loss) plus (i) depreciation and amortization, (ii) interest, (iii) income taxes, and (iv) other material items that management believes do not reflect our core operating performance. **Adjusted EBITDA Margin** as Adjusted EBITDA as a percentage of total revenue.

Adjusted Net Income (Loss) net income (loss) adjusted for material items that management believes do not reflect our core operating performance. **Adjusted Net Income (Loss) per share (or Adjusted Diluted EPS)** as Adjusted Net Income (Loss) available to common stockholders divided by the weighted average number of shares of common stock outstanding during the period under the two-class method.

Free Cash Flow as net cash provided by operating activities less purchases of property and equipment, plus proceeds from sale of property and equipment as such amounts are shown on the face of the Statements of Cash Flows.

Adjusted Operating Income (Loss) as total revenue less Adjusted Operating Expenses. **Adjusted Operating Expenses** as total operating expenses less: material items that management believes do not reflect our core operating performance. **Adjusted Operating Ratio** as Adjusted Operating Expenses, as a percentage of total revenue.

Revenue excluding fuel surcharge as revenue less fuel surcharges.

Net Debt as total debt less cash and cash equivalents.

Rate per mile is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by total number of company and owner-operator miles driven in the period. **Revenue per Tractor** is the period's revenue less fuel surcharge, brokerage and logistics revenues divided by the average number of tractors in the period, including owner-operator tractors.

Industry and Market Data

This presentation includes market data and other statistical information from third party sources, including independent industry publications, government publications and other published independent sources. Although Daseke believes these third-party sources are reliable as of their respective dates, Daseke has not independently verified the accuracy or completeness of this information.

Aaron Coley Joins as EVP, CFO

DASEKE



- Finance executive with track record of driving strategic growth

- Significant experience driving operational and financial improvements through large-scale transformations

- Experience spanning multiple industries, including transport and logistics

Financial leader with a long-term, strategic mindset, focused on business transformation and optimization–an excellent addition for Daseke's next phase of shareholder value creation

Q3 2022: Key Financial Highlights



✓ Diverse end-market portfolio provides for dynamic revenue mix, ensuring cross-cycle durability

✓ Continued prioritization of transformation initiatives and long-term strategic plan to provide accretive growth

✓ Finding balance between defensive and opportunistic capital allocation priorities, given macro environment

Revenue	Adj. EBITDA	Adj. Net Income
$462.8M	**$64.8M**	**$24.1M**

Adj. Diluted EPS	Adj. Operating Ratio	Adj. Operating Income
$0.34	**89.3%**[1]	**$42.7M**

Cash Flow from Operations	Free Cash Flow	Net Leverage[2]
$54.8M	**$54.2M**	**1.9x**

(1) Adjusted Operating Ratio, excluding fuel surcharge. See slide 8 for further details
(2) Net Leverage, defined as net debt (total debt less cash) divided by TTM Adjusted EBTIDA as of 9/30/22

Q3 2022 Comparative Results



($ in millions)

Consolidated Results	Q3 2022	Q3 2021	%▲
Total Revenue	$462.8	$424.6	9.0%
Revenue (excl. FSC)	$397.7	$389.3	2.2%
Operating Income	$32.2	$40.4	(20.3%)
Net Income	$12.6	$20.9	(39.7%)
Diluted EPS	$0.17	$0.30	(43.3%)

Adjusted Consolidated Results	Q3 2022	Q3 2021	%▲
Adjusted Operating Income	$42.7	$47.9	(10.9%)
Adjusted Net Income	$24.1	$30.1	(19.9%)
Adjusted Diluted EPS	$0.34	$0.43	(20.9%)
Adjusted EBITDA	$64.8	$68.4	(5.3%)
Total Segments Adj. EBITDA	$74.2	$74.8	(0.8%)
Corporate Adj. EBITDA	($9.4)	($6.4)	46.9%

Specialized Financial Metrics

✓ Strength in high security cargo, aerospace and agriculture drove solid freight rates

✓ Strategic end-market portfolio approach supports revenue growth

✓ Asset-right model contributing to resilient margin performance despite inflationary pressures

Q3 2022 Results

($ in Millions)

	Q3 2022	Q3 2021	%▲
Revenue	$270.4	$244.0	10.8%
Operating Ratio	87.1%	87.9%	(80 bps)
Adj. Operating Ratio	86.9%	86.9%	0 bps
Adjusted EBITDA	$47.0	$44.1	6.6%
Adjusted EBITDA Margin	17.4%	18.1%	(70 bps)



Specialized Rates

	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022
Rate per Mile	$3.41	$3.34	$3.40	$3.59	$3.66
Revenue per Tractor	$70.3 K	$66.8 K	$69.4 K	$75.5 K	$74.0 K

Rate per Mile   Revenue per Tractor







Flatbed Financial Metrics

- ✓ Strength in demand from construction and manufacturing more than offset decline in steel
- ✓ Continue to capture rates at a premium compared to the market
- ✓ Inflationary cost pressures continue to be headwinds to margins

Q3 2022 Results

($ in Millions)

	Q3 2022	Q3 2021	%▲
Revenue	$194.7	$184.0	5.8%
Operating Ratio	91.1%	88.5%	260 bps
Adj. Operating Ratio	90.8%	87.7%	310 bps
Adjusted EBITDA	$27.2	$30.7	(11.4%)
Adjusted EBITDA Margin	14.0%	16.7%	(270 bps)

Flatbed Rates
$56.0 K
$51.3 K
$55.6 K
$57.3 K
$51.5 K
$2.57
$2.50
$2.59
$2.74
$2.60
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Rate per Mile
Revenue per Tractor

Rate Outperformance vs Market
compared to same Qtr prior year
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022
Daseke Flatbed Segment
Flatbed Market(1)

(1) Market data per FTR Flatbed: Total Truck Rate Index; Q3 2021 actual compared to Q3 2022 estimated rates

Results excluding FSC and Unusually Large Insurance Claim



Operating Ratio adjusted for Fuel Surcharge

($ in millions)

	2022	
	Q3	YTD as of 9/30/22
Revenue	$462.8	$1,365.1
fuel surcharge	-$65.1	-$180.4
Revenue, excluding fuel surcharge	$397.7	$1,184.7
Adjusted operating expense	$420.1	$1,243.2
fuel surcharge	-$65.1	-$180.4
Adjusted opex, excluding fuel surcharge	$355.0	$1,062.8
Adjusted OR, excluding fuel surcharge	89.3%	89.7%

- Fuel surcharge is the reimbursement of our fuel costs by our customers

- This includes a nominal, cost-plus fee at a considerably lower implied margin than our core operations

- Elevated fuel costs can cause this surcharge to overstate revenue, reduce Operating Ratio and margins

- Operating Ratio excluding fuel surcharge, which many of our peers report as net revenues, provides a more relevant picture of our performance

Results Adjusted for Unusually Large Insurance Claim

($ in millions, except Adjusted Diluted EPS)	Q3 2022		YTD as of 9/30/22		
	Q3 2022	Results with insurance add-back, excluding fuel surcharge	YTD 9/30/22	Results with insurance add-back, excluding fuel surcharge	Consensus Estimate
Total Revenue	$ 462.8	$ 397.7	$ 1,365.1	$ 1,184.7	$ 1,273.7
Adjusted Net Income[1]	$ 24.1	$ 26.9	$ 71.1	$ 78.2	
Adjusted Diluted EPS[1]	$ 0.34	$ 0.37	$ 0.99	$ 1.09	$ 0.99
Adjusted Operating Ratio	90.8%	88.3%	91.1%	88.9%	
Adjusted EBITDA[1]	$ 64.8	$ 68.8	$ 185.2	$ 195.2	$ 185.8
Adjusted EBITDA margin	14.0%	17.3%	13.6%	16.5%	

- Expanding on the above fuel surcharge adjustment, these tables include an add-back for an unusually large, single-event claim

- This claim resulted in expenses of $4.0 million in the third quarter

- Settled in the third quarter for total exposure net to Daseke of $10.0 million, this claim has been fully realized and expensed in our financials YTD

- We believe the adjustments in these tables provide a more accurate measure of the profitability of our operations[2]

(1) Adjusted Net Income, Adjusted Diluted EPS, and Adjusted EBITDA are not impacted by exclusion of fuel surcharge
(2) While the Company views the impact of this insurance claim to be highly irregular and unlikely to occur again, it is, however, possible for such a claim to affect the Company's financial performance in the future.

Capital Summary & Free Cash Flow



Capital Summary

($ in millions)

	As of September 30, 2022
Cash	$188.3
Revolving line of credit availability	$123.4
Available Liquidity[1]	$311.7
Net Debt	$449.8

Free Cash Flow & Financed CAPEX

($ in millions)



Year-to-Date as of September 30, 2022

---

(1) Available liquidity is the sum of cash plus revolving line of credit availability

Outlook



2022 Outlook Update

- **Reaffirm** revenue guidance

- **Reaffirm** Adjusted EBITDA and Net CAPEX guidance

- Tailwinds: strength in specialized segment; fuel surcharge contracts offsetting increasing fuel costs; improving driver availability

- Headwinds: Inflationary cost pressures, transitory "noise" from initial-stage integrations, softening flatbed market

2022 Outlook	
Revenue Growth %	12% - 15%
Adjusted EBITDA Growth %	5% - 10%
Net CAPEX[1]	$145M - $155M
Cash CAPEX Less Proceeds	$25M - $35M

2023 Preview

- Counter-cyclical specialized segments and transformational initiatives expected to offset any softness in rates in flatbed segment

2023 Preview	
Revenue and Adjusted EBITDA Growth	Expect modest increase y-o-y
Net CAPEX[1]	$135M - $145M

(1) Net CAPEX defined as: Total capital expenditures less proceeds on sale of equipment

Focus on Balance Sheet Strength

DASEKE

Discretionary Free Cash Flow Generation[1]
($ in millions)



>60% CAGR

(1) Discretionary Free Cash Flow defined as Adj. EBITDA – cash taxes - dividends – cash interest – net cash CAPEX

Meaningful deleveraging through consistent earnings growth

TTM Adjusted EBITDA and Net Leverage
($ in millions)



■ TTM Adjusted EBITDA ● Net Leverage

Prioritization of debt repayment to strengthen balance sheet

Uses of Capital as a Percentage of CFO (Cumulative: 2020 – 1H 2022 or YTD Q3 2022)

Cash flow from Operations: ($ in millions)

$396 $361 $3,209 $459 $1,763 $1,046 $924 $289

Shown PF to exclude $84M TLB prepayment during term loan refinancing n Q1 2021



■ Dividends and Share Repurchases ■ Capex Net of Sales ■ M&A ■ Net Debt Repayment

- Data reflects cumulative 2020-YTD Q3 2022 financial results; except HTLD, MRTN, and WERN which reflect cumulative data through 1H 2022
- DSKE calculated including $216.7M financed CAPEX, incremental to cash flow statement figures
- CAPEX net of sales is defined as purchase of property, plant and equipment minus proceeds from disposals of property, plant and equipment
- Negative net debt repayment reflects periods in which a company was a net borrower

Source: Company Filings, FactSet

Enhanced credit profile and substantial liquidity

Moody's (July 1st)

➤ Upgraded to B1 from B2 with stable outlook
➤ Scale and Debt/Adjusted EBITDA sustained below 3.5x are factors which could lead to an upgrade

S&P (September 9th)

➤ Upgraded to B+ from B with stable outlook

Term Debt (TLB)

➤ No material maturities until March 2028
➤ Covenant-Lite (no financial maintenance covenants)
➤ Net leverage of 1.9x / Gross leverage[2] of 2.7x
➤ $312 of available liquidity vs TLB balance of $394

(2) Gross leverage defined as total debt divided by TTM Adjusted EBITDA, as of 9/30/22

11

Compelling Daseke Opportunity



	2019	2020	2021	2022 TTM[7] as of 9/30/22
Fleet Size[1]	5,685	5,220	4,814	4,841
Adj. OR%[2]	96.0%	93.2%	90.1%	89.5%
Adj. EBITDA Margin[2]	11.1%	13.7%	15.7%	15.9%
Net Leverage[3]	3.9x	2.8x	2.0x	1.9x
Adj. EBITDA less Net Cash CAPEX[4]	$171.4M	$210.3M	$228.0M	$230.6M
EV/ Adjusted EBITDA[5]	5.0x	5.7x	5.4x	3.6x
Discount to Peer Index at period end[6]	37%	31%	32%	46%

Enterprise Value *less than* Current Fair Value[8]



Forward EV/EBITDA – Daseke vs. Peer Index[6]



Consistent Performance vs. Adjusted EPS Consensus

Adj. Diluted EPS vs Consensus

	Q2 20	Q3 20	Q4 20	Q1 21	Q2 21	Q3 21	Q4 21	Q1 22	Q2 22	Q3 22
Beat (Miss)	0.22	0.27	0.16	0.09	0.33	0.11	0.10	0.14	(0.02)	(0.03)
%	239.8%	900.0%	424.3%	180.0%	351.6%	35.6%	125.0%	90.8%	-4.5%	-7.5%



Daseke Share Price Comparison

(1) Excluding Aveda
(2) Excluding fuel surcharge
(3) Net leverage, defined as net debt (total debt less cash) divided by TTM Adjusted EBITDA
(4) Net cash capex inclusive of Aveda cash capex
(5) EV/EBITDA as of period end
(6) Peer Index consists of KNX, SNDR, HTLD, WERN, HUBG, LSTR, XPO, CHRW, MRTN, RLGT, USX, ULH, TFII
(7) Excluding impact of unusually high claim
(8) Fair value defined as: market value of rolling stock equipment + real estate + cash
Source: Company filings, FactSet

Daseke: the investment thesis





1 Daseke's market leading position in the complex, industrial-facing end-markets we serve drives ability to continue to win market share

2 Unique portfolio approach of Daseke's model across markets, capabilities, and capacity, with a largely contract-based book of business, positions us for resiliency across cycles

3 Established trend of improved profitability, liquidity and credit metrics, with the ability to continue to generate free cash flow across cycles

4 Clearly defined Transformation Plan and OpCo consolidation strategy expected to drive $25mm+ of run-rate EBITDA uplift by the end of 2023

5 Significant upside through attractive growth opportunities in new & expansionary transportation markets, robust M&A pipeline, and continued enterprise refinement opportunities

6 Asymmetric return opportunity; attractive absolute and relative valuations

APPENDIX

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment

Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment

(Unaudited)

(Dollars in millions)

	Three Months Ended September 30, 2022				Nine Months Ended September 30, 2022			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ 12.2	$ 23.8	$ (23.4)	$ 12.6	$ 41.5	$ 51.5	$ (49.7)	$ 43.3
Depreciation and amortization	9.9	12.7	1.3	23.9	28.3	37.9	2.0	68.2
Interest income	(0.1)	—	(0.6)	(0.7)	(0.2)	(0.5)	(0.8)	(1.5)
Interest expense	1.0	1.4	6.8	9.2	2.6	3.8	17.4	23.8
Income tax expense (benefit)	4.3	8.5	(2.9)	9.9	14.1	18.9	(12.0)	21.0
Stock based compensation	—	0.1	2.3	2.4	0.2	0.5	8.1	8.8
Impairment	—	—	—	—	—	7.8	—	7.8
Acquisition-related transaction expenses	—	—	0.4	0.4	—	0.2	3.5	3.7
Change in fair value of warrant liability	—	—	—	—	—	—	(4.7)	(4.7)
Aveda expenses, net	—	1.2	—	1.2	—	2.5	—	2.5
Other [1]	(0.1)	(0.7)	6.7	5.9	—	0.2	12.1	12.3
Adjusted EBITDA	$ 27.2	$ 47.0	$ (9.4)	$ 64.8	$ 86.5	$ 122.8	$ (24.1)	$ 185.2
Total revenue	194.7	270.4	(2.3)	462.8	605.8	767.6	(8.3)	1,365.1
Net income (loss) margin	6.3 %	8.8 %	1,017.4 %	2.7 %	6.9 %	6.7 %	598.8 %	3.2 %
Adjusted EBITDA margin	14.0 %	17.4 %	408.7 %	14.0 %	14.3 %	16.0 %	290.4 %	13.6 %

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA by Segment
Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin by Segment
(Unaudited)
(Dollars in millions)

	Three Months Ended September 30, 2021				Nine Months Ended September 30, 2021			
	Flatbed	Specialized	Corporate	Consolidated	Flatbed	Specialized	Corporate	Consolidated
Net income (loss)	$ 15.2	$ 21.0	$ (15.3)	$ 20.9	$ 38.6	$ 48.7	$ (38.4)	$ 48.9
Depreciation and amortization	8.8	13.3	0.2	22.3	26.5	39.4	0.8	66.7
Interest income	(0.1)	—	—	(0.1)	(0.2)	(0.1)	0.1	(0.2)
Interest expense	0.9	1.2	5.2	7.3	3.5	4.6	18.0	26.1
Income tax expense (benefit)	5.1	7.2	(3.6)	8.7	13.3	16.3	(11.0)	18.6
Stock based compensation	0.2	0.3	1.6	2.1	0.4	0.8	4.1	5.3
Change in fair value of warrant liability	—	—	3.4	3.4	—	—	1.2	1.2
Third party debt refinancing charges	—	—	—	—	—	—	2.3	2.3
Aveda expenses, net	—	0.1	—	0.1	—	0.6	—	0.6
Other [1]	0.6	1.0	2.1	3.7	0.6	1.0	2.5	4.1
Adjusted EBITDA	**$ 30.7**	**$ 44.1**	**$ (6.4)**	**$ 68.4**	**$ 82.7**	**$ 111.3**	**$ (20.4)**	**$ 173.6**
Total revenue	184.0	244.0	(3.4)	424.6	518.3	653.8	(9.6)	1,162.5
Net income (loss) margin	8.3 %	8.6 %	450.0 %	4.9 %	7.4 %	7.4 %	400.0 %	4.2 %
Adjusted EBITDA margin	16.7 %	18.1 %	188.2 %	16.1 %	16.0 %	17.0 %	212.5 %	14.9 %

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio

Reconciliation of Operating Income to Adjusted Operating Income

(Unaudited)

(Dollars in millions)

	Three Months Ended September 30,					
	2022	2021	2022	2021	2022	2021
	Consolidated		Flatbed		Specialized	
Revenue	$ 462.8	$ 424.6	$ 194.7	$ 184.0	$ 270.4	$ 244.0
Operating expenses	430.6	384.2	177.4	162.9	235.4	214.4
Operating income	$ 32.2	$ 40.4	$ 17.3	$ 21.1	$ 35.0	$ 29.6
Operating ratio	93.0%	90.5%	91.1%	88.5%	87.1%	87.9%
Stock based compensation	2.4	2.1	—	0.2	0.1	0.3
Impairment	—	—	—	—	—	—
Acquisition-related transaction expenses	0.4	—	—	—	—	—
Amortization of intangible assets	1.8	1.7	0.8	0.8	1.0	1.0
Aveda operating expenses, net	—	0.1	—	—	—	0.1
Other [1]	5.9	3.6	(0.1)	0.5	(0.7)	0.9
Adjusted operating expenses	420.1	376.7	176.7	161.4	235.0	212.1
Adjusted Operating Income	$ 42.7	$ 47.9	$ 18.0	$ 22.6	$ 35.4	$ 31.9
Adjusted Operating Ratio	90.8%	88.7%	90.8%	87.7%	86.9%	86.9%

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio

Reconciliation of Operating Income to Adjusted Operating Income

(Unaudited)

(Dollars in millions)

	Nine Months Ended September 30,					
	2022	2021	2022	2021	2022	2021
	Consolidated		Flatbed		Specialized	
Revenue	$ 1,365.1	$ 1,162.5	$ 605.8	$ 518.3	$ 767.6	$ 653.7
Operating expenses	1,281.9	1,068.5	547.9	463.3	692.3	584.6
Operating income	$ 83.2	$ 94.0	$ 57.9	$ 55.0	$ 75.3	$ 69.1
Operating ratio	93.9%	91.9%	90.4%	89.4%	90.2%	89.4%
Stock based compensation	8.8	5.3	0.2	0.4	0.5	0.8
Impairment	7.8	—	—	—	7.8	—
Acquisition-related transaction expenses	3.7	—	—	—	0.2	—
Amortization of intangible assets	5.2	5.2	2.3	2.3	2.9	2.9
Third party debt refinancing charges	—	2.3	—	—	—	—
Aveda operating expenses, net	0.9	0.5	—	—	0.9	0.5
Other [1]	12.3	4.1	—	0.7	0.2	1.0
Adjusted operating expenses	1,243.2	1,051.1	545.4	459.9	679.8	579.4
Adjusted Operating Income	$ 121.9	$ 111.4	$ 60.4	$ 58.4	$ 87.8	$ 74.3
Adjusted Operating Ratio	91.1%	90.4%	90.0%	88.7%	88.6%	88.6%

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations




Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted Net Income

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share

(Unaudited)

(Dollars in millions, except share and per share data)


	Three Months Ended September 30,		Nine Months Ended September 30,	
	2022	2021	2022	2021
Net income	$ 12.6	$ 20.9	$ 43.3	48.9
Adjusted for:				
Income tax expense	9.9	8.7	21.0	18.6
Income before income taxes	22.5	29.6	64.3	67.5
Add:				
Stock based compensation	2.4	2.1	8.8	5.3
Impairment	—	—	7.8	—
Acquisition-related transaction expenses	0.4	—	3.7	—
Amortization of intangible assets	1.8	1.7	5.2	5.2
Debt refinancing related charges	—	—	—	3.7
Change in fair value of warrant liability	—	3.4	(4.7)	1.2
Aveda expenses, net	1.2	0.1	2.5	0.5
Other [1]	5.9	3.6	12.3	4.1
Adjusted income before income taxes	34.2	40.5	99.9	87.5
Income tax expense at adjusted effective rate	(10.1)	(10.4)	(28.8)	(23.3)
Adjusted Net Income	$ 24.1	$ 30.1	$ 71.1	$ 64.2
Net income	$ 12.6	$ 20.9	$ 43.3	$ 48.9
Less Series A preferred dividends	(1.3)	(1.2)	(3.7)	(3.7)
Net income attributable to common stockholders	11.3	19.7	39.6	45.2
Allocation of earnings to non-vested participating restricted stock units	—	(0.2)	(0.1)	(0.4)
Numerator for basic EPS - net income available to common stockholders - two class method	$ 11.3	$ 19.5	$ 39.5	$ 44.8
Effect of dilutive securities:				
Add back Series A preferred dividends	$ —	$ 1.2	$ —	$ 3.7
Add back allocation earnings to participating securities	—	0.2	0.1	0.4
Reallocation of earnings to participating securities considering potentially dilutive securities	—	(0.2)	(0.1)	(0.4)
Numerator for diluted EPS - net income available to common shareholders - two class method	$ 11.3	$ 20.7	$ 39.5	$ 48.5

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share (continued)
(Unaudited)
(Dollars in millions, except share and per share data)

	Three Months Ended September 30,				Nine Months Ended September 30,			
		2022		2021		2022		2021
Adjusted Net Income	$	24.1	$	30.1	$	71.1	$	64.2
Less Series A preferred dividends		(1.3)		(1.2)		(3.7)		(3.7)
Allocation of earnings to non-vested participating restricted stock units		—		(0.2)		(0.1)		(0.5)
Numerator for basic EPS - adjusted net income available to common shareholders - two class method	$	22.8	$	28.7	$	67.3	$	60.0
Effect of dilutive securities:								
Add back Series A preferred dividends	$	1.3	$	1.2	$	3.7	$	3.7
Add back allocation earnings to participating securities		—		0.2		0.1		0.5
Reallocation of earnings to participating securities considering potentially dilutive securities		—		(0.2)		(0.1)		(0.5)
Numerator for diluted EPS - adjusted net income available to common shareholders - two class method	$	24.1	$	29.9	$	71.0	$	63.7
Basic EPS								
Net income attributable to common stockholders	$	0.18	$	0.31	$	0.62	$	0.70
Adjusted Net Income attributable to common stockholders	$	0.36	$	0.46	$	1.06	$	0.94
Diluted EPS								
Net income attributable to common stockholders	$	0.17	$	0.30	$	0.60	$	0.68
Adjusted Net Income attributable to common stockholders	$	0.34	$	0.43	$	0.99	$	0.90
Weighted-average common shares outstanding:								
Basic		63,535,897		62,583,115		63,301,446		64,159,551
Diluted		66,270,641		70,000,603		66,266,666		71,207,581
Basic - adjusted		63,535,897		62,583,115		63,301,446		64,159,551
Diluted - adjusted		71,922,814		70,000,603		71,918,839		71,207,581

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Net Income to Adjusted EBITDA with Insurance Add-back
Reconciliation of Net Income Margin to Adjusted EBITDA Margin with Insurance Add-back
Reconciliation of Net Income Margin to Adjusted EBITDA Margin with Insurance Add-back, net of fuel surcharge revenue
(Unaudited)
(Dollars in millions)

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Net income	$ 12.6	$ 43.3
Depreciation and amortization	23.9	68.2
Interest income	(0.7)	(1.5)
Interest expense	9.2	23.8
Income tax expense	9.9	21.0
Stock based compensation	2.4	8.8
Impairment	—	7.8
Acquisition-related transaction expenses	0.4	3.7
Change in fair value of warrant liability	—	(4.7)
Aveda expenses, net	1.2	2.5
Insurance add-back	4.0	10.0
Other [1]	5.9	12.3
Adjusted EBITDA with insurance add-back	$ 68.8	$ 195.2
Total revenue	462.8	1,365.1
Less: Fuel Surcharge	(65.1)	(180.4)
Revenue excluding fuel surcharge	$ 397.7	$ 1,184.7
Net income margin	2.7 %	3.2 %
Adjusted EBITDA margin with insurance add-back	14.9 %	14.3 %
Adjusted EBITDA margin with insurance add-back, net of fuel surcharge revenue	17.3 %	16.5 %

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Ratio to Adjusted Operating Ratio, net of fuel surcharge

Reconciliation of Operating Ratio to Adjusted Operating Ratio with Insurance Add-back, net of fuel surcharge

Reconciliation of Operating Income to Adjusted Operating Income with Insurance Add-back, net fuel surcharge

(Unaudited)

(Dollars in millions)

	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2022
Revenue	$ 462.8	$ 1,365.1
Less: Fuel surcharge	(65.1)	(180.4)
Revenue excluding fuel surcharge	$ 397.7	$ 1,184.7
Operating expenses	430.6	1,281.9
Operating income	$ 32.2	$ 83.2
Operating ratio	93.0%	93.9%
Stock based compensation	2.4	8.8
Impairment	—	7.8
Acquisition-related transaction expenses	0.4	3.7
Amortization of intangible assets	1.8	5.2
Aveda operating expenses, net	—	0.9
Other [1]	5.9	12.3
Adjusted operating expenses	420.1	1,243.2
Less: Fuel surcharge revenue	(65.1)	(180.4)
Adjusted operating expenses, net of fuel surcharge revenue	355.0	1,062.8
Less: Insurance add-back	(4.0)	(10.0)
Adjusted operating expenses with insurance add-back, net of fuel surcharge revenue	351.0	1,052.8
Adjusted Operating Income with insurance add-back, net of fuel surcharge revenue	$ 46.7	$ 131.9
Adjusted Operating Ratio, net of fuel surcharge revenue	89.3%	89.7%
Adjusted Operating Ratio with insurance add-back, net of fuel surcharge revenue	88.3%	88.9%

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted EBITDA

Reconciliation of Net Income (Loss) Margin to Adjusted EBITDA Margin with insurance add-back, net fuel surcharge

(Unaudited)

(Dollars in millions)

	Twelve Months Ended			
	December 31, 2019	December 31, 2020	December 31, 2021	September 30, 2022
Net income (loss)	$ (306.0)	$ 4.1	$ 56.0	$ 50.4
Depreciation and amortization	146.5	98.3	88.1	89.6
Interest income	(1.0)	(0.6)	(0.3)	(1.6)
Interest expense	50.4	44.9	33.5	31.2
Income tax expense (benefit)	(54.6)	(0.2)	26.0	28.4
Stock based compensation	3.8	6.0	8.6	12.1
Impairment	312.8	15.4	—	7.8
Acquisition-related transaction expenses	—	—	—	3.7
Change in fair value of warrant liability	(1.4)	2.1	(1.6)	(7.5)
Arbitrated decrease in contingent consideration	—	(13.7)	—	—
Write-off of deferred financing fees	2.3	—	—	—
Third party debt refinancing charges	—	—	2.3	—
Aveda (income) expenses, net	(15.3)	2.9	3.9	5.9
Insurance add-back	—	—	—	10.0
Other [1]	18.1	19.5	6.6	14.8
Adjusted EBITDA with insurance add-back	$ 155.6	$ 178.7	$ 223.1	$ 244.8
Total revenue	1,737.0	1,454.1	1,556.8	1,759.4
Less Aveda revenue	(206.3)	(51.7)	—	—
Total revenue less Aveda revenue	1,530.7	1,402.4	1,556.8	1,759.4
Less fuel surcharge	(134.9)	(96.7)	(132.4)	(216.9)
Total revenue less Aveda revenue and fuel surcharge	1,395.8	1,305.7	1,424.4	1,542.5
Net income (loss) margin	(17.6) %	0.3 %	3.6 %	2.9 %
Adjusted EBITDA margin with insurance add-back	10.2 %	12.7 %	14.3 %	13.9 %
Adjusted EBITDA margin with insurance add-back, net of fuel surcharge revenue	11.1 %	13.7 %	15.7 %	15.9 %

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Adjusted EBITDA to Adjusted EBITDA less Net Cash Capital Expenditures

(Unaudited)

(Dollars in millions)

	Twelve Months Ended			
	December 31, 2019	December 31, 2020	December 31, 2021	September 30, 2022
Adjusted EBITDA with insurance add-back[1]	$ 155.6	$ 178.7	$ 223.1	$ 244.8
Less: Purchases of property and equipment	(22.0)	(37.2)	(53.7)	(52.9)
Less: Proceeds from sales of property and equipment	37.8	68.8	58.6	38.7
Adjusted EBITDA less net cash capital expenditures	$ 171.4	$ 210.3	$ 228.0	$ 230.6

(1) Refer to prior slide for reconciliation of net income (loss) to Adjusted EBITDA with insurance add-back

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Operating Income to Adjusted Operating Income

Reconciliation of Operating Ratio to Adjusted Operating Ratio with insurance add-back, net fuel surcharge

(Unaudited)

(Dollars in millions)

		Twelve Months Ended		
	December 31, 2019	December 31, 2020	December 31, 2021	September 30, 2022
Revenue	$ 1,737.0	$ 1,454.1	$ 1,556.8	$ 1,759.4
Less: Aveda revenue	(206.3)	(51.7)	—	—
Less: fuel surcharge	(134.9)	(96.7)	(132.4)	(216.9)
Revenue excluding fuel surcharge and Aveda revenue	$ 1,395.8	$ 1,305.7	$ 1,424.4	$ 1,542.5
Operating expenses	2,049.1	1,418.7	1,444.0	1,657.4
Less: fuel surcharge	(134.9)	(96.7)	(132.4)	(216.9)
Operating expenses, net of fuel surcharge	1,914.2	1,322.0	1,311.6	1,440.5
Operating income	$ (312.1)	$ 35.4	$ 112.8	$ 102.0
Stock based compensation	3.8	6.0	8.6	12.1
Impairment	312.8	15.4	—	7.8
Acquisition-related transaction expenses	—	—	—	3.7
Amortization of intangible assets	14.3	7.2	6.9	6.9
Net impact of step-up in basis of acquired assets	18.1	—	—	—
Third party debt refinancing charges	—	—	2.3	—
Aveda operating expenses	207.0	57.6	3.9	4.3
Insurance add-back	—	—	—	10.0
Other [1]	18.1	19.5	6.7	14.9
Adjusted operating expenses with insurance add-back, net fuel surcharge	1,340.1	1,216.3	1,283.2	1,380.8
Adjusted Operating Income with insurance add-back	$ 396.9	$ 237.8	$ 273.6	$ 378.6
Adjusted Operating ratio with insurance add-back, net fuel surcharge revenue	96.0%	93.2%	90.1%	89.5%

(1) Other consists of business transformation costs, restructuring and severance.



Financial Reconciliations

DASEKE

Daseke, Inc. and Subsidiaries

Reconciliation of Net Income (Loss) to Adjusted Net Income

Reconciliation of Earnings Per Share to Adjusted Earnings Per Share

(Unaudited)

(Dollars in millions, except share and per share data)

	Three Months Ended									
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	Jume 30, 2022	September 30, 2022
Net income (loss)	$ 1.6	$ 12.7	$ 6.1	$ (7.3)	$ 35.3	$ 20.9	$ 7.1	$ 13.0	$ 17.7	$ 12.6
Adjusted for:										
Income tax expense (benefit)	2.1	2.0	(0.4)	(0.8)	10.7	8.7	7.4	3.4	7.7	9.9
Income (loss) before income taxes	3.7	14.7	5.7	(8.1)	46.0	29.6	14.5	16.4	25.4	22.5
Add:	—									
Stock based compensation	1.7	2.3	1.0	2.4	0.8	2.1	3.3	4.2	2.2	2.4
Impairment	—	—	2.0	—	—	—	—	—	7.8	—
Acquisition-related transaction expenses	—	—	—	—	—	—	—	1.4	1.9	0.4
Arbitrated decrease in contingent consideration	—	—	(13.7)	—	—	—	—	—	—	—
Amortization of intangible assets	1.8	1.9	1.7	1.7	1.8	1.7	1.8	1.7	1.7	1.8
Debt refinancing related charges	—	—	—	3.7	—	—	—	—	—	—
Change in fair value of warrant liability	(1.1)	3.0	1.2	5.6	(7.8)	3.4	(2.8)	(4.7)	—	—
Aveda expenses, net	2.2	(1.4)	4.9	0.3	0.2	0.1	3.9	0.8	0.4	1.2
Other [(1)]	5.7	4.3	5.7	0.1	0.4	3.6	2.5	2.9	3.6	5.9
Adjusted income before income taxes	14.0	24.8	8.5	5.7	41.4	40.5	23.2	22.7	43.0	34.2
Income tax expense at adjusted effective rate	(4.2)	(7.1)	0.7	(1.6)	(11.1)	(10.4)	(10.2)	(5.6)	(13.0)	(10.1)
Adjusted Net Income	**$ 9.8**	**$ 17.7**	**$ 9.2**	**$ 4.1**	**$ 30.3**	**$ 30.1**	**$ 13.0**	**$ 17.1**	**$ 30.0**	**$ 24.1**
Net income (loss)	$ 1.6	$ 12.7	$ 6.1	$ (7.3)	$ 35.3	$ 20.9	$ 7.1	$ 13.0	$ 17.7	$ 12.6
Less Series A preferred dividends	(1.3)	(1.2)	(1.2)	(1.2)	(1.3)	(1.2)	(1.2)	(1.2)	(1.2)	(1.3)
Net income (loss) attributable to common stockholders	0.3	11.5	4.9	(8.5)	34.0	19.7	5.9	11.8	16.5	11.3
Allocation of earnings to non-vested participating restricted stock units	—	(0.2)	—	—	(0.3)	(0.2)	—	(0.1)	(0.2)	—
Numerator for basic EPS - net income (loss) available to common stockholders - two class method	**$ 0.3**	**$ 11.3**	**$ 4.9**	**$ (8.5)**	**$ 33.7**	**$ 19.5**	**$ 5.9**	**$ 11.7**	**$ 16.3**	**$ 11.3**
Effect of dilutive securities:										
Add back Series A preferred dividends	$ —	$ —	$ —	$ —	$ 1.3	$ 1.2	$ —	$ —	$ 1.2	$ —
Add back allocation earnings to participating securities	—	0.2	—	—	0.3	0.2	—	0.1	0.2	—
Reallocation of earnings to participating securities considering potentially dilutive securities	—	(0.2)	—	—	(0.3)	(0.2)	—	(0.1)	(0.2)	—
Numerator for diluted EPS - net income (loss) available to common shareholders - two class method	**$ 0.3**	**$ 11.3**	**$ 4.9**	**$ (8.5)**	**$ 35.0**	**$ 20.7**	**$ 5.9**	**$ 11.7**	**$ 17.5**	**$ 11.3**

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations




Daseke, Inc. and Subsidiaries
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share (continued)
(Unaudited)
(Dollars in millions, except share and per share data)


	Three Months Ended									
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022
Adjusted Net Income	$ 9.8	$ 17.7	$ 9.2	$ 4.1	$ 30.3	$ 30.1	$ 13.0	$ 17.1	$ 30.0	$ 24.1
Less Series A preferred dividends	(1.3)	(1.2)	(1.2)	(1.2)	(1.3)	(1.2)	(1.2)	(1.2)	(1.2)	(1.3)
Allocation of earnings to non-vested participating restricted stock units	—	(0.2)	(0.1)	—	(0.2)	(0.2)	(0.1)	(0.2)	(0.3)	—
Numerator for basic EPS - adjusted net income available to common shareholders - two class method	$ 8.5	$ 16.3	$ 7.9	$ 2.9	$ 28.8	$ 28.7	$ 11.7	$ 15.7	$ 28.5	$ 22.8
Effect of dilutive securities:										
Add back Series A preferred dividends	$ —	$ —	$ —	$ —	1.3	$ 1.2	$ —	$ 1.2	$ 1.2	$ 1.3
Add back allocation earnings to participating securities	—	0.2	0.1	—	0.2	0.2	0.1	0.2	0.3	—
Reallocation of earnings to participating securities considering potentially dilutive securities	—	—	(0.1)	—	(0.2)	(0.2)	(0.1)	(0.2)	(0.3)	—
Numerator for diluted EPS - adjusted net income available to common shareholders - two class method	$ 8.5	$ 16.5	$ 7.9	$ 2.9	$ 30.1	$ 29.9	$ 11.7	$ 16.9	$ 29.7	$ 24.1
Basic EPS										
Net income (loss) attributable to common stockholders	$ 0.00	$ 0.17	$ 0.08	$ (0.13)	$ 0.52	$ 0.31	$ 0.09	$ 0.19	$ 0.26	$ 0.18
Adjusted Net Income attributable to common stockholders	$ 0.13	$ 0.25	$ 0.12	$ 0.04	$ 0.44	$ 0.46	$ 0.19	$ 0.25	$ 0.45	$ 0.36
Diluted EPS										
Net income (loss) attributable to common stockholders	$ 0.00	$ 0.17	$ 0.07	$ (0.13)	$ 0.49	$ 0.30	$ 0.09	$ 0.18	$ 0.24	$ 0.17
Adjusted Net Income attributable to common stockholders	$ 0.13	$ 0.24	$ 0.12	$ 0.04	$ 0.42	$ 0.43	$ 0.18	$ 0.24	$ 0.42	$ 0.34
Weighted-average common shares outstanding:										
Basic	64,173,164	64,823,973	65,023,174	65,080,364	64,842,620	62,583,115	62,489,277	62,891,317	63,470,040	63,535,897
Diluted	64,711,210	71,700,156	66,149,361	65,080,364	71,866,303	70,000,603	64,885,771	65,433,575	71,555,039	66,270,641
Basic - adjusted	64,652,669	64,823,973	65,023,174	65,080,364	64,842,620	62,583,115	62,489,277	62,891,317	63,470,040	63,535,897
Diluted - adjusted	64,711,210	71,958,572	66,149,361	66,075,643	71,866,303	70,000,603	64,885,771	71,085,748	71,555,039	71,922,814

Financial Reconciliations



Daseke, Inc. and Subsidiaries

Reconciliation of Net Income to Adjusted Net Income with Insurance Add-back

(Unaudited)

(Dollars in millions, except share and per share data)

	Three Months Ended		Nine Months Ended
	March 31, 2022	September 30, 2022	September 30, 2022
Net income	$ 13.0	$ 12.6	$ 43.3
Adjusted for:			
Income tax expense	3.4	9.9	21.0
Income before income taxes	16.4	22.5	64.3
Add:			
Stock based compensation	4.2	2.4	8.8
Impairment	—	—	7.8
Acquisition-related transaction expenses	1.4	0.4	3.7
Amortization of intangible assets	1.7	1.8	5.2
Debt refinancing related charges	—	—	—
Change in fair value of warrant liability	(4.7)	—	(4.7)
Aveda expenses, net	0.8	1.2	2.5
Insurance add-back	6.0	4.0	10.0
Other [1]	2.9	5.9	12.3
Adjusted income before income taxes with insurance add-back	28.7	38.2	109.9
Income tax expense at adjusted effective rate	(5.6)	(11.3)	(31.7)
Adjusted Net Income with insurance add-back	$ 23.1	$ 26.9	$ 78.2
Net income	$ 13.0	$ 12.6	$ 43.3
Less Series A preferred dividends	(1.2)	(1.3)	(3.7)
Net income attributable to common stockholders	11.8	11.3	39.6
Allocation of earnings to non-vested participating restricted stock units	(0.1)	—	(0.1)
Numerator for basic EPS - net income available to common stockholders - two class method	$ 11.7	$ 11.3	$ 39.5
Effect of dilutive securities:			
Add back Series A preferred dividends	$ —	$ —	$ —
Add back allocation earnings to participating securities	0.1	—	0.1
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.1)	—	(0.1)
Numerator for diluted EPS - net income available to common shareholders - two class method	$ 11.7	$ 11.3	$ 39.5

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of Earnings Per Share to Adjusted Earnings Per Share with Insurance Add-back (continued)
(Unaudited)
(Dollars in millions, except share and per share data)

| | Three Months Ended | | Nine Months Ended |
	March 31, 2022	September 30, 2022	September 30, 2022
Adjusted Net Income with Insurance Add-back	$ 23.1	$ 26.9	$ 78.2
Less Series A preferred dividends	(1.2)	(1.3)	(3.7)
Allocation of earnings to non-vested participating restricted stock units	(0.2)	—	(0.2)
Numerator for basic EPS - adjusted net income with insurance add-back available to common shareholders - two class method	$ 21.7	$ 25.6	$ 74.3
Effect of dilutive securities:			
Add back Series A preferred dividends	$ 1.2	$ 1.3	$ 3.7
Add back allocation earnings to participating securities	0.2	—	0.2
Reallocation of earnings to participating securities considering potentially dilutive securities	(0.2)	—	(0.1)
Numerator for diluted EPS - adjusted net income with insurance add-back available to common shareholders - two class method	$ 22.9	$ 26.9	$ 78.1
Basic EPS			
Net income attributable to common stockholders	$ 0.19	$ 0.18	$ 0.62
Adjusted Net Income with insurance add-back attributable to common stockholders	$ 0.35	$ 0.40	$ 1.17
Diluted EPS			
Net income attributable to common stockholders	$ 0.18	$ 0.17	$ 0.60
Adjusted Net Income with insurance add-back attributable to common stockholders	$ 0.32	$ 0.37	$ 1.09
Weighted-average common shares outstanding:			
Basic	62,891,317	63,535,897	63,301,446
Diluted	65,433,575	66,270,641	66,266,666
Basic - adjusted	62,891,317	63,535,897	63,301,446
Diluted - adjusted	71,085,748	71,922,814	71,918,839



Financial Reconciliations

DASEKE

Daseke, Inc. and Subsidiaries

Reconciliation of net income (loss) to Discretionary Free Cash Flow Generation

(Unaudited)

(In millions)

	Three Months Ended											
	December 31, 2019	**March 31, 2020**	**June 30, 2020**	**September 30, 2020**	**December 31, 2020**	**March 31, 2021**	**June 30, 2021**	**September 30, 2021**	**December 31, 2021**	**March 31, 2022**	**June 30, 2022**	**September 30, 2022**
Net income (loss)	$ (16.3)	(16.3)	1.6	12.7	6.1	(7.3)	35.3	20.9	7.1	13.0	17.7	12.6
Depreciation and amortization	27.0	26.3	22.8	22.3	26.9	22.2	22.2	22.3	21.4	21.6	22.7	23.9
Interest income	(0.3)	(0.3)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.7)	(0.7)
Interest expense	12.2	12.0	11.0	11.1	10.8	11.1	7.6	7.3	7.4	7.1	7.5	9.2
Income tax expense (benefit)	5.8	(3.9)	2.1	2.0	(0.4)	(0.8)	10.7	8.7	7.4	3.4	7.7	9.9
Stock based compensation	0.9	0.9	1.7	2.3	1.0	2.4	0.8	2.1	3.3	4.2	2.2	2.4
Impairment	6.0	13.4	—	—	2.0	—	—	—	—	—	7.8	—
Acquisition-related transaction expenses	—	—	—	—	—	—	—	—	—	1.4	1.9	0.4
Change in fair value of warrant liability	(2.1)	(1.0)	(1.1)	3.0	1.2	5.6	(7.8)	3.4	(2.8)	(4.7)	—	—
Arbitrated decrease in contingent consideration	—	—	—	—	(13.7)	—	—	—	—	—	—	—
Write-off of deferred financing fees	0.3	—	—	—	—	—	—	—	—	—	—	—
Third party debt refinancing charges	—	—	—	—	—	2.3	—	—	—	—	—	—
Aveda (income) expenses, net	(0.7)	2.2	2.2	(1.4)	(0.1)	0.3	0.2	0.1	3.4	0.8	0.4	1.2
Other [(1)]	4.4	3.9	5.7	4.3	5.7	0.1	0.4	3.7	2.5	2.9	3.6	5.9
Adjusted EBITDA	**$ 37.2**	**$ 37.2**	**$ 45.9**	**$ 56.2**	**$ 39.4**	**$ 35.8**	**$ 69.3**	**$ 68.4**	**$ 49.6**	**$ 49.6**	**$ 70.8**	**$ 64.8**
Cash paid for income taxes	(2.0)	(0.2)	(1.1)	(1.7)	(0.5)	(0.2)	(3.2)	(1.3)	(5.7)	(0.1)	(13.9)	(5.8)
Series A convertible preferred stock dividends	(1.3)	(1.2)	(1.3)	(1.2)	(1.2)	(1.2)	(1.3)	(1.2)	(1.3)	(1.2)	(1.3)	(1.2)
Cash paid for interest	(11.1)	(10.9)	(9.9)	(10.0)	(9.8)	(7.7)	(7.4)	(7.3)	(7.2)	(7.1)	(7.2)	(8.8)
Purchases of property and equipment	4.6	4.5	10.4	3.1	19.2	5.2	12.8	16.2	19.5	8.8	16.4	8.2
Proceeds from sale of property and equipment	(14.0)	(5.8)	(30.6)	(15.6)	(16.8)	(10.1)	(16.5)	(21.3)	(10.7)	(11.5)	(8.9)	(7.6)
Discretionary Free Cash Flow Generation	**$ 13.4**	**$ 23.6**	**$ 13.4**	**$ 30.8**	**$ 30.3**	**$ 21.8**	**$ 53.7**	**$ 53.5**	**$ 44.2**	**$ 38.5**	**$ 55.9**	**$ 49.6**

(1) Other consists of business transformation costs, restructuring and severance.



Financial Reconciliations

DASEKE

Daseke, Inc. and Subsidiaries
Reconciliation of Net Income (Loss) to Adjusted EBITDA
(Unaudited)
(Dollars in millions)

	Twelve Months Ended												
	September 30, 2019	**December 31, 2019**	**March 31, 2020**	**June 30, 2020**	**September 30, 2020**	**December 31, 2020**	**March 31, 2021**	**June 30, 2021**	**September 30, 2021**	**December 31, 2021**	**March 31, 2022**	**June 30, 2022**	**September 30, 2022**
Net income (loss)	$ (309.8)	$ (306.0)	$ (306.7)	$ (302.9)	$ (18.3)	$ 4.1	$ 13.1	$ 46.8	$ 55.0	$ 56.0	$ 76.3	$ 58.7	$ 50.4
Depreciation and amortization	156.8	146.5	131.3	114.4	98.4	98.3	94.2	93.6	93.6	88.1	87.5	88.0	89.6
Interest income	(0.8)	(1.0)	(1.1)	(1.0)	(0.8)	(0.6)	(0.4)	(0.4)	(0.4)	(0.3)	(0.4)	(1.0)	(1.6)
Interest expense	50.5	50.4	49.7	48.0	46.3	44.9	44.0	40.6	36.8	33.5	29.4	29.3	31.2
Income tax expense (benefit)	(62.1)	(54.6)	(56.6)	(53.8)	6.0	(0.2)	2.9	11.5	18.2	26.0	30.2	27.2	28.4
Stock based compensation	3.8	3.8	3.7	4.5	5.8	6.0	7.4	6.5	6.3	8.6	10.4	11.8	12.1
Impairment	317.9	312.8	326.2	326.2	19.4	15.4	2.0	2.0	2.0	—	—	7.8	7.8
Acquisition-related transaction expenses	0.2	—	—	—	—	—	—	—	—	—	1.4	3.3	3.7
Change in fair value of warrant liability	0.7	(1.4)	(8.7)	(5.6)	(1.2)	2.1	8.7	2.0	2.4	(1.6)	(11.9)	(4.1)	(7.5)
Arbitrated decrease in contingent consideration	—	—	—	—	—	(13.7)	(13.7)	(13.7)	(13.7)	—	—	—	—
Write-off of deferred financing fees	2.0	2.3	2.3	2.3	0.3	—	—	—	—	—	—	—	—
Third party debt refinancing charges	—	—	—	—	—	—	2.3	2.3	2.3	2.3	—	—	—
Aveda (income) expenses, net	(19.1)	(15.3)	(6.3)	1.4	2.3	2.9	1.0	(1.0)	0.5	3.9	4.5	4.7	5.9
Other [(1)]	13.7	18.1	22.0	27.7	18.3	19.5	15.8	10.5	9.9	6.6	9.5	12.7	14.8
Adjusted EBITDA	**$ 153.8**	**$ 155.6**	**$ 155.8**	**$ 161.2**	**$ 176.5**	**$ 178.7**	**$ 177.3**	**$ 200.7**	**$ 212.9**	**$ 223.1**	**$ 236.9**	**$ 238.4**	**$ 234.8**

(1) Other consists of business transformation costs, restructuring and severance.

Financial Reconciliations



Daseke, Inc. and Subsidiaries
Reconciliation of total debt to net debt
(Unaudited)
(In millions)

	September 30, 2022	December 31, 2021
Term Loan Facility	$ 394.0	$ 397.0
Equipment term loans	220.7	169.0
Finance lease obligations	23.4	28.5
Total debt	638.1	594.5
Less: cash and cash equivalents	(188.3)	(147.5)
Net debt	$ 449.8	$ 447.0

Daseke, Inc. and Subsidiaries
Reconciliation of total revenue to revenue excluding fuel surcharge
(Unaudited)
(In millions)

	Three Months Ended September 30,	
	2022	2021
Total revenue	$ 462.8	$ 424.6
Less: Fuel surcharge	(65.1)	(35.3)
Revenue excluding fuel surcharge	$ 397.7	$ 389.3

Contact Information



Daseke, Inc.

15455 Dallas Parkway, Ste 550
Addison, TX 75001

www.Daseke.com

Investor Relations

Joe Caminiti or Ashley Gruenberg, Alpha IR

312-445-2870

DSKE@alpha-ir.com